RESVERLOGIX

www.resverlogix.com

07022474

SUPPL

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

April 2, 2007

RECEIVED APR 3 2007 WASH. DC 139 PROCESSING SECTION

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between March 16, 2007 through March 31, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

for: [signature]

Kelly McNeill
Chief Financial Officer

Enclosures

4/10

35003

RESVERLOGIX

Third Quarter
Ended January 31, 2007

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

35003

March 14, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") January 31st, 2007 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-

inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of March 14, 2007, Resverlogix owns and/or has rights to six patent families, comprising one issued US patent and twenty-five pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The twenty-five pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of moving towards the filing of its Investigational New Drug (IND) application for its NexVas PR technology. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than positive controls. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD research while presenting multiple commercial opportunities.

In September 2006, Resverlogix announced that it has chosen its first lead molecule RVX-208 for first administration in man studies. The pharmacokinetic results of the molecules in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the cardioprotective protein in HDL cholesterol. Administration of low doses, so called microdosing, is a technique which can improve predictability, efficiency and expedience of subsequent human trials. The Company will commence first administration in microdosing human trials early in 2007.

The Company also announced that its lead candidate, RVX-208, illustrated the ability to raise ApoA-I in animals up to 180 percent over controls. It is estimated that a larger than 8 percent permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. RVX-208 possesses significant higher potency relative to earlier compounds in the drug discovery program.

In November 2006, the Company announced that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150 percent relative to control animals in the first 24 hours. The significance of this study indicates that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome and post myocardial infarction. This data in combination with the increase of ApoA-I up to 180% in animal models following 7 days of treatment solidly demonstrates that RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

The following scientific developments were announced subsequent to the third quarter ended January 31, 2007:

In March 2007, the Company announced the initiation of a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as Alzheimer's. Resverlogix has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact AD. The Alzheimer's program will be developed in RVX Therapeutics', a wholly owned subsidiary of Resverlogix Corp.

The Company also reported favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. The pharmacology data collected during a three week study in mice indicate that the efficacy progressively increased with the duration of treatment, thus making the molecule attractive for chronic therapy. The 28-day toxicity studies conducted in rats and monkeys indicate that high doses of RVX-208 are safe and well tolerated on repeated oral administration. These combined findings confirm the positioning of RVX-208 as a novel therapeutic agent designed to positively regulate levels of Apolipoprotein A-1 (ApoA-I) and HDL, along with a significant margin of safety. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application and the initiation of the Phase 1 clinical program.

Clinical Review Committee

In November 2006, Resverlogix conducted its first clinical advisory meeting in Chicago prior to the American Heart Association's scientific meeting. Based on a thorough review of the science with leading experts such as Dr. Bo Angelin, professor of clinical metabolism at Karolinska Institute, Sweden, the expert panel recommended that the Company constitute a clinical review committee for its ApoA-I enhancing lead program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, Dr. Prediman K. Shah, Dr. Daniel Rader, Dr. Bo Angelin and Dr. Jacques Genest, all internationally renowned cardiovascular researchers, to its newly formed clinical review committee. Dr. Barter is currently director of the Heart Research Institute, in Sydney, Australia, and is also a professor of medicine at the University of Sydney. Dr. Shah is a director of the division of cardiology and the atherosclerosis research centre at Cedars-Sinai Medical Center, and is also a professor of medicine at the David Geffen School of Medicine at the University of California, Los Angeles. The support and guidance that will be received from these members of our clinical review committee will accelerate the NexVas plaque regression program. Dr. Rader is an associate professor of medicine and pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is director of preventive cardiology and the lipid clinic and associate director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the arteriosclerosis thrombosis and vascular biology council of the American Heart Association and the scientific board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine. Dr. Genest is currently professor, faculty of medicine, at McGill University and director of the division of cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association.

The Company is very pleased to have these leading experts join the clinical review committee and look forward to their involvement in the development of the NexVas program.

Medtronic Licensing Agreement

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical technology devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to a maximum of US$291,000,000 in combined payments.

Issuance of Convertible Debentures

In January 2007, the Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments. The debentures initially have an eight percent interest rate payable semi-annually. Oppenheimer & Co. Inc. acted as placement agent and Caris & Co. acted as co-agent for the offering. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. The debentures, warrants and common shares will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

Retention of Financial Advisor

In January 2007, the Company retained UBS Securities to act as the financial advisor to assist the board of directors and management in its evaluation of strategic alternatives for the Company. Their role is to evaluate alternatives with the NexVas plaque regression franchise and secure a strategic agreement regarding the technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation and there are no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended January 31, 2007 of $4,574,578, or $0.19 per share compared to a net loss of $1,484,679 or $0.06 per share in the same quarter of the prior year. The net loss for the nine months ended January 31, 2007 was $9,735,879, or $0.40 per share compared to $4,950,510 or $0.21 per share for the same nine month period in the prior year.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended January 31, 2007 was $1,237,000 as compared to $422,000 for the same period in the prior year. The increase is primarily related to planned

35003

expenditures to accelerate the development of scientific programs and expanded market awareness activities. For the three months ended January 31, 2007, $547,268 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $132,852 for the same period of the prior year.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $49,714 for the three months ended January 31, 2007, as compared to $69,609 the same three month period in the prior year. Interest revenue was $138,048 for the nine months ended January 31, 2007, as compared to $209,732 for the same period in the prior year.

Research and Development

For the three months ended January 31, 2007, research and development expenditures totaled $3,120,495 compared to $832,835 for the same prior year period. For the nine months ended January 31, 2007, research and development expenditures were $6,407,941, an increase of $3,787,034 from the comparable nine month prior year period.

Key expense items relate to lead optimization of the Company's novel compounds using prominent contract research organizations and renowned research experts. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the latter part of 2007. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company expects future research & development costs to increase in the fourth quarter of fiscal 2007 when third-party IND enabling costs will be incurred.

General and Administrative

For the three months ended January 31, 2007, general and administrative expenditures totaled $523,703, compared to $503,722 for the three months ended January 31, 2006. For the nine months ended January 31, 2007, general and administrative expenditures totaled $1,540,677, compared to $1,349,172 for the same nine month period in the prior year.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended January 31, 2007 was salaries, benefits, consulting fees and recruitment costs for $231,031. The Company also incurred $93,719 for shareholder and investor relations expenses, and $47,310 for professional fees. The remaining expenditures were related to general operating costs. Increased expenditures compared to the prior nine month period ending January 31, 2007, were primarily to expansion of information technology costs and additional office space to build on the additional growth in the Company.

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SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Jan. 31 2007	Oct. 31 2006	July 31 2006	April 30 2006
Revenue	$49,714	$31,367	$57,481	$62,533
Net loss	($4,574,578)	($3,164,869)	($1,996,432)	($2,183,169)
Net loss per share (basic and fully diluted)	($0.19)	($0.13)	($0.08)	($0.09)

	For the three month period ended Jan. 31 2006	Oct. 31 2005	July 31 2005	April 30 2005
Revenue	$69,609	$67,074	$73,050	$113,802
Net loss	($1,484,679)	($2,093,320)	($1,372,511)	($1,197,622)
Net loss per share (basic and fully diluted)	($0.06)	($0.09)	($0.06)	($0.05)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at January 31, 2007, cash and near cash investments totaled $17,452,267 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2007, the Company had working capital of $16,237,090 compared to $7,294,539 at April 30, 2006. Given the overall cash burn rate, the Company believes that it has sufficient cash reserves to operate for the next year with the assumption of no revenues.

FINANCING ACTIVITIES

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. This followed a previously issued Normal Course Issuer bid that expired on June 23, 2006. Pursuant to the second Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. During the three months ended January 31, 2007, no common shares were acquired. The total cost of this program including commissions for the nine months ended January 31, 2007 was $490,796. During the nine months ended

January 31, 2007, the Company acquired a total of 127,500 of its common shares combined with the initial Normal Course Issuer Bid that expired in June of 2006 and the current Normal Course Issuer Bid. These shares were repurchased at an average price of $6.01 for a total cost of $775,006 including commissions. All common shares repurchased by the Company were cancelled.

In January 2007, the Company sold and issued $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments. The debentures initially have an eight percent interest rate payable semi-annually. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

In the nine months ended January 2007, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

In the three months ended January 2007, the Company received $34,640 from the exercise of 29,000 options varying in price from $1.16 to $1.20.

INVESTING ACTIVITIES

For the three months ended January 31, 2007, $76,650 was spent on property and equipment additions. Of this total, $47,809 was dedicated to tenant improvement costs for the laboratory expansion. In the nine months ended January 31, 2007, $205,442 has been incurred in total to complete the expanded lab facility. The remaining expenditures were for additional lab and computer equipment. For the three months ended January 31, 2006, property and equipment additions totaled $31,673.

Patent additions totaled $55,890 for the three months ended January 31, 2007, compared to $103,900 for the three months ended January 31, 2006. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at January 31, 2007:

Contractual Obligations	2008	2009	2010
Research contracts	$5,369,000	$756,000	$0
Operating leases	$168,484	$100,524	$44,024

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $407,880 and have been appropriately accrued in the financial statements.

NEW ACCOUNTING POLICY

Effective January 2007, costs incurred in obtaining convertible debenture financing, including warrants issued, agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debt, beginning on January 4, 2007, when the financing was completed.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 14, 2007)

Authorized and Issued Share Capital

There were 24,098,031 common shares issued and outstanding for a total of $20,540,096 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	24,000	$1.16	7/15/08
Options	25,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	60,000	$6.97	9/13/07
Options	375,000	$7.23	10/6/10
Options	50,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Warrants	408,647	$15.09	1/4/11
Convertible debentures	1,634,607	$12.07	1/4/10
Total	5,340,454	$1.16 to $15.09	

In October, 2006, an amended stock option plan was approved by shareholders at the Company's annual general meeting. The plan was amended to comply with new guidance on Section 613 and Staff Notice #2006-0001 from the Toronto Stock Exchange. The amended plan provides for a detailed amendment procedure that requires security holder approval prior to certain changes being made to options. In addition, the amended plan has been approved as a 10% rolling plan that allows for a reservation of a number of Common

Shares under the plan to equal 10% of the Company's issued and outstanding Common Share on an undiluted basis. Provisions have also been added to make the amended plan a reloading plan, meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock option grants.

During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has subsequently been increased to the corresponding market price at the time the stock options were granted. The affected options amended were granted between March 2004 and March 2006 and the revised exercise price has been reflected in the description of options, warrants and convertible securities table.

On January 4, 2007, the Company issued an additional 235,000 share options to certain employees and key consultants. The issue price of the options was $14.16 per share, vesting 50% in 12 months and 50% in 24 months with a term expiring four years after the grant date.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated March 14, 2007.

signed "Donald J. .McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

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RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	January 31, 2007	April 30, 2006
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 2,040,449	$ 3,059,166
Short term investments	15,411,818	4,636,463
Prepaid expenses and deposits	508,694	246,343
	17,960,961	7,941,972
Property and equipment (note 3)	970,866	769,076
Intellectual property and patents (note 4)	560,471	296,506
Deferred financing costs (note 5)	5,252,488	–
	$ 24,744,786	$ 9,007,554
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,605,681	$ 647,433
Accrued interest on debt	118,190	–
	1,723,871	647,433
Convertible debentures (note 6)	18,483,664	–
Shareholders' equity: (note 7)		
Common shares	20,540,096	20,313,242
Convertible debentures equity component (note 6)	1,488.216	--
Contributed surplus	3,652,579	2,347,073
Warrants	3,627,737	83,520
Deficit	(24,771,377)	(14,383,714)
	4,537,251	8,360,121
Nature of operations (note 1)		
Commitments (note 8)		
	$ 24,744,786	$ 9,007,554

See accompanying notes to the interim consolidated financial statements.

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RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended January 31, 2007	Three months ended January 31, 2006	Nine months ended January 31, 2007	Nine months ended January 31, 2006
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 49,714	$ 69,609	$ 138,048	$ 209,732
Gain on sale of short term investments	–	–	514	–
	49,714	69,609	138,562	209,732
Expenses:				
Research and development	3,120,495	832,835	6,407,941	2,620,907
Research and development cost recoveries	–	–	–	(5,203)
General and administrative	523,703	503,722	1,540,677	1,349,172
Stock-based compensation	547,268	132,852	1,331,196	991,951
Depreciation and amortization	111,500	65,708	264,349	174,681
Amortization of financing costs	130,227	–	130,227	–
Interest on convertible debentures	117,936	–	117,936	–
Foreign exchange loss	73,163	19,171	82,115	28,734
	4,624,292	1,554,288	9,874,441	5,160,242
Loss for the period	4,574,578	1,484,679	9,735,879	4,950,510
Deficit, beginning of period	20,196,799	10,560,726	14,383,714	6,631,806
Share repurchase (note 7)	–	85,878	651,784	548,967
Deficit, end of period	$24,771,377	$ 12,131,283	$24,771,377	$12,131,283
Loss per common share – basic and diluted	$ 0.19	$ 0.06	$ 0.40	$ 0.21
Weighted average number of common shares	24,078,698	24,009,882	24,072,253	23,719,721

See accompanying notes to the interim consolidated financial statements.

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RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,	
	2007	2006	2007	2006
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$(4,574,578)	$(1,484,679)	$(9,735,879)	$(4,950,510)
Items not involving cash:				
Stock-based compensation	547,268	132,852	1,331,196	991,951
Depreciation and amortization	111,500	65,708	264,349	174,681
Amortization of financing costs	130,227	–	130,227	–
Gain on sale of short term investments	–	–	(514)	–
	(3,785,583)	(1,286,119)	(8,010,621)	(3,783,878)
Changes in non-cash working capital:				
Accounts receivable	3,000	–	–	79,473
Prepaid expenses and deposits	(279,128)	(666)	(262,351)	(21,678)
Accounts payable and accrued liabilities	418,456	(197,729)	958,248	(164,851)
Accrued interest on debt	118,190	–	118,190	–
	(3,525,065)	(1,484,514)	(7,196,534)	(3,890,934)
Financing:				
Proceeds on issue of convertible debentures (net of issue costs)	18,216,902	–	18,216,902	–
Proceeds from exercise of options and warrants	34,640	209,553	240,866	1,650,699
Share repurchase (note 7)	–	(99,977)	(775,006)	(646,856)
Cancellation of preferred shares	–	(50,000)	–	(50,000)
Equipment leases	–	(8,343)	–	(24,420)
	18,251,542	51,233	17,682,762	929,423
Investing:				
Short term investments	(12,653,342)	(3,406,024)	(10,774,841)	(2,446,373)
Property and equipment additions	(76,650)	(31,673)	(438,576)	(384,307)
Patent additions	(55,890)	(103,900)	(291,528)	(121,727)
	(12,785,882)	(3,541,597)	(11,504,945)	(2,952,407)
Increase (decrease) in cash and cash equivalents	1,940,595	(4,974,878)	(1,018,717)	(5,913,918)
Cash and cash equivalents, beginning of period	99,854	7,485,797	3,059,166	8,424,837
Cash and cash equivalents, end of period	$ 2,040,449	$ 2,510,919	$ 2,040,449	$ 2,510,919

See accompanying notes to the Interim consolidated financial statements.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at January 31, 2007 and 2006

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2006. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2006.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™Plaque Regression (PR):

The Company's lead technology NexVas™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™Vascular Inflammation (VI) / ReVas™:

The NexVas™VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 2

As at January 31, 2007 and 2006

1. Nature of operations continued:

Research and development expenditures on these projects are as follows:

	Three months ended January 31,		Nine months ended January 31,		Cumulative since inception
	2007	2006	2007	2006	
NexVas PR	$2,596,008	$ 710,388	$5,624,033	$2,360,914	$10,944,059
NexVas VI / ReVas	428,594	106,617	633,306	106,617	739,923
TGF-β Shield	95,893	15,830	150,602	153,376	641,007
	$3,120,495	$ 832,835	$6,407,941	$2,620,907	$12,324,989

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At January 31, 2007, the Company has $16.2 million of working capital including $17.5 million of cash and short term investments. In January 2007, The Company raised U.S. $17.0 million through convertible debenture financing issued to certain institutional investors. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond January 31, 2008.

1. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

January 31, 2007	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 984,596	$ 383,231	$ 601,365
Office furniture and equipment	58,525	31,908	26,617
Computer equipment	167,717	97,153	70,564
Computer software	75,067	45,856	29,211
Leasehold improvements	452,615	209,506	243,109
	$ 1,738,520	$ 767,654	$ 970,866

April 30, 2006			
Laboratory equipment	$ 813,325	$ 293,319	$ 520,006
Office furniture and equipment	48,581	24,589	23,992
Computer equipment	123,966	69,832	54,134
Computer software	66,900	22,389	44,511
Leasehold improvements	247,172	120,739	126,433
	$ 1,299,944	$ 530,868	$ 769,076

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 3

As at January 31, 2007 and 2006

4. Intellectual property and patents:

January 31, 2007	Cost	Accumulated amortization	Net book value
Acquired property (NexVas)	$ 818	$ 125	$ 693
Patents	611,917	52,139	559,778
	$ 612,735	$ 52,264	$ 560,471
April 30, 2006			
Acquired property (NexVas)	$ 818	$ 91	$ 727
Patents	320,389	24,610	295,779
	$ 321,207	$ 24,701	$ 296,506

5. Deferred financing costs:

Costs incurred in obtaining convertible debenture financing, including warrants issued, agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debenture, beginning on January 4, 2007, when the financing was completed.

January 31, 2007	Cost	Accumulated amortization	Net book value
Warrants	$ 3,627,737	$ 87,768	$ 3,539,969
Agency fees	1,569,826	37,980	1,531,846
Legal costs	135,737	3,284	132,453
Regulatory fees	49,415	1,195	48,220
	$ 5,382,715	$ 130,227	$ 5,252,488

Warrants are non-cash items that have been valued using the Black-Scholes option pricing model. The assumptions in calculating the value is further described in the Share Capital under note 7 of the interim financial statements.

6. Convertible Debentures:

In accordance with Canadian accounting standards, the Company's convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. As debentures are converted, a portion of the debt and equity are transferred to share capital. The debt balance associated with convertible debentures accretes over time to the amount owning on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of operations and deficit.

RESVERLOGIX CORP.

6. Convertible Debentures (continued):

On January 4, 2007, the Company sold and issued to certain institutional investors through a private placement of $17.0 million (U.S.) of senior secured convertible debentures that mature on January 4, 2010, and bear a coupon rate of 8% per annum paid semi-annually on July 1 and January 1 of each year.

The Company at its option may pay the interest in the form of cash or common shares. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%- 15% per annum.

The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to certain adjustments. The Company at its option can force a conversion of the debentures based on meeting certain conditions. The conversion option allows for equal one-third conversion amounts per annum over the term of the debt when certain stock trading premiums over the conversion price are achieved,

As part of the issuance of the debentures 408,647 accompanying warrants were issued at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments and have been recorded as a deferred financing cost. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

7. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2005	23,242,614	$17,619,707
Issued on exercise of warrants	302,975	698,260
Issued on exercise of stock options	700,300	1,240,517
Transfer from warrants on exercise of warrants		436,937
Transfer from contributed surplus on exercise of options		594,201
Shares repurchased and cancelled	(118,100)	(107,290)
Share issue costs		(169,090)
Balance, April 30, 2006	24,127,789	20,313,242
Issued on exercise of warrants	68,742	206,226
Issued on exercise of stock options	29,000	34,640
Transfer from warrants on exercise of warrants		83,520
Transfer from contributed surplus on exercise of options		25,690
Shares repurchased and cancelled	(127,500)	(123,222)
Balance, January 31, 2007	24,098,031	$20,540,096

7. Share capital (continued):

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. In the three months ended July 31, 2006, the Company acquired 45,300 of its common shares pursuant to the Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. Pursuant to the Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions is $490,796. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

(c) Stock options:

On October 27, 2006, The Company amended its existing stock option plan with the approval of securityholders in order comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring securityholder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and

RESVERLOGIX CORP.

7. Share capital (continued):

consultants. The majority of options fully vest over two to three years and have a two to five year term.

During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has been subsequently increased to the corresponding market price at the time of the stock options were granted. The affected options were granted between March 2004 and March 2006 and its impact on the weighted average exercise price has been separately disclosed below in the table below.

On January 4, 2007, the Company issued an additional 235,000 share options to certain employees and key consultants. The issue price of the options was $14.16 per share, vesting 50% in 12 months and 50% in 24 months with a term expiring four years after the grant date.

	January 31, 2007		April 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,896,200	$ 4.05	2,314,000	$ 1.82
Options re-priced	–	.70	–	–
Granted at less than market price	–	–	957,500	6.47
Granted at greater than or equal to market price	470,000	10.38	400,000	7.60
Exercised	(29,000)	1.19	(700,300)	1.77
Expired	(40,000)	7.25	(75,000)	6.19
Outstanding at end of period	3,297,200	$ 5.16	2,896,200	$ 4.05
Weighted average remaining contractual life	3.1 years		3.2 years	

35003

RESVERLOGIX CORP.

7. Share capital (continued):

(c) Stock options (continued):

The weighted average fair value of the options granted during the three months was $8.33 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	4 years
Expected volatility	76%

(d) Warrants:

As part of the issuance of convertible debentures 408,647 accompanying warrants were issued at an exercise price of $15.09 ($13.00 U.S.) per share. Unless permitted under Canadian securities legislation, the holders of the warrants will not be able to exercise and trade the warrants until May 5, 2007.

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2005	371,717	$ 351,367	$ 2.43
Exercised during period	(302,975)	(267,847)	3.00
Outstanding, April 30, 2006	68,742	83,520	3.00
Granted in connection with convertible debentures	408,647	3,627,737	15.09
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, January 31, 2007	408,647	$ 3,627,737	$ 15.09

RESVERLOGIX CORP.

7. Share capital (continued):

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2005	$ 1,028,321
Options exercised	(594,201)
Fair value of options granted	1,912,953
Balance, April 30, 2006	2,347,073
Options exercised	(25,690)
Fair value of options granted	1,331,196
Balance, January 31, 2007	$ 3,652,579

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

8. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $407,880 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $6,125,000 for completion of the studies. Payments are as follows:

2008	$ 5,369,000
2009	756,000

As at January 31, 2007, the Company was committed to operating lease payments for office and laboratory premises as follows:

2008	$ 168,484
2009	100,524
2010	44,024

RESVERLOGIX CORP.

8. Commitments (continued):

A special bonus is payable to directors, officers and employees conditional on the sale of the NexVas technology on or before April 30, 2007. The special bonus, up to a maximum of $5 million, is subject to final approval by the Board of Directors.

9. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at January 31, 2007 was approximately $15.4 million (April 30, 2006 - $4.7 million).

35003

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended January 31, 2007

March 14, 2007

35003

March 14, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") January 31st, 2007 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-

inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of March 14, 2007, Resverlogix owns and/or has rights to six patent families, comprising one issued US patent and twenty-five pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The twenty-five pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of moving towards the filing of its Investigational New Drug (IND) application for its NexVas PR technology. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than positive controls. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD research while presenting multiple commercial opportunities.

In September 2006, Resverlogix announced that it has chosen its first lead molecule RVX-208 for first administration in man studies. The pharmacokinetic results of the molecules in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the cardioprotective protein in HDL cholesterol. Administration of low doses, so called microdosing, is a technique which can improve predictability, efficiency and expedience of subsequent human trials. The Company will commence first administration in microdosing human trials early in 2007.

The Company also announced that its lead candidate, RVX-208, illustrated the ability to raise ApoA-I in animals up to 180 percent over controls. It is estimated that a larger than 8 percent permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. RVX-208 possesses significant higher potency relative to earlier compounds in the drug discovery program.

In November 2006, the Company announced that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150 percent relative to control animals in the first 24 hours. The significance of this study indicates that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome and post myocardial infarction. This data in combination with the increase of ApoA-I up to 180% in animal models following 7 days of treatment solidly demonstrates that RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

The following scientific developments were announced subsequent to the third quarter ended January 31, 2007:

In March 2007, the Company announced the initiation of a research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as Alzheimer's. Resverlogix has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact AD. The Alzheimer's program will be developed in RVX Therapeutics', a wholly owned subsidiary of Resverlogix Corp.

The Company also reported favorable results from 28-day toxicology studies conducted on its lead drug compound RVX-208. The pharmacology data collected during a three week study in mice indicate that the efficacy progressively increased with the duration of treatment, thus making the molecule attractive for chronic therapy. The 28-day toxicity studies conducted in rats and monkeys indicate that high doses of RVX-208 are safe and well tolerated on repeated oral administration. These combined findings confirm the positioning of RVX-208 as a novel therapeutic agent designed to positively regulate levels of Apolipoprotein A-1 (ApoA-I) and HDL, along with a significant margin of safety. With the completion of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application and the initiation of the Phase 1 clinical program.

Clinical Review Committee

In November 2006, Resverlogix conducted its first clinical advisory meeting in Chicago prior to the American Heart Association's scientific meeting. Based on a thorough review of the science with leading experts such as Dr. Bo Angelin, professor of clinical metabolism at Karolinska Institute, Sweden, the expert panel recommended that the Company constitute a clinical review committee for its ApoA-I enhancing lead program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, Dr. Prediman K. Shah, Dr. Daniel Rader, Dr. Bo Angelin and Dr. Jacques Genest, all internationally renowned cardiovascular researchers, to its newly formed clinical review committee. Dr. Barter is currently director of the Heart Research Institute, in Sydney, Australia, and is also a professor of medicine at the University of Sydney. Dr. Shah is a director of the division of cardiology and the atherosclerosis research centre at Cedars-Sinai Medical Center, and is also a professor of medicine at the David Geffen School of Medicine at the University of California, Los Angeles. The support and guidance that will be received from these members of our clinical review committee will accelerate the NexVas plaque regression program. Dr. Rader is an associate professor of medicine and pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is director of preventive cardiology and the lipid clinic and associate director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the arteriosclerosis thrombosis and vascular biology council of the American Heart Association and the scientific board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine. Dr. Genest is currently professor, faculty of medicine, at McGill University and director of the division of cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association.

The Company is very pleased to have these leading experts join the clinical review committee and look forward to their involvement in the development of the NexVas program.

35003

Medtronic Licensing Agreement

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical technology devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to a maximum of US$291,000,000 in combined payments.

Issuance of Convertible Debentures

In January 2007, the Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments. The debentures initially have an eight percent interest rate payable semi-annually. Oppenheimer & Co. Inc. acted as placement agent and Caris & Co. acted as co-agent for the offering. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. The debentures, warrants and common shares will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

Retention of Financial Advisor

In January 2007, the Company retained UBS Securities to act as the financial advisor to assist the board of directors and management in its evaluation of strategic alternatives for the Company. Their role is to evaluate alternatives with the NexVas plaque regression franchise and secure a strategic agreement regarding the technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation and there are no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended January 31, 2007 of $4,574,578, or $0.19 per share compared to a net loss of $1,484,679 or $0.06 per share in the same quarter of the prior year. The net loss for the nine months ended January 31, 2007 was $9,735,879, or $0.40 per share compared to $4,950,510 or $0.21 per share for the same nine month period in the prior year.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended January 31, 2007 was $1,237,000 as compared to $422,000 for the same period in the prior year. The increase is primarily related to planned

expenditures to accelerate the development of scientific programs and expanded market awareness activities. For the three months ended January 31, 2007, $547,268 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $132,852 for the same period of the prior year.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $49,714 for the three months ended January 31, 2007, as compared to $69,609 the same three month period in the prior year. Interest revenue was $138,048 for the nine months ended January 31, 2007, as compared to $209,732 for the same period in the prior year.

Research and Development

For the three months ended January 31, 2007, research and development expenditures totaled $3,120,495 compared to $832,835 for the same prior year period. For the nine months ended January 31, 2007, research and development expenditures were $6,407,941, an increase of $3,787,034 from the comparable nine month prior year period.

Key expense items relate to lead optimization of the Company's novel compounds using prominent contract research organizations and renowned research experts. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the latter part of 2007. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company expects future research & development costs to increase in the fourth quarter of fiscal 2007 when third-party IND enabling costs will be incurred.

General and Administrative

For the three months ended January 31, 2007, general and administrative expenditures totaled $523,703, compared to $503,722 for the three months ended January 31, 2006. For the nine months ended January 31, 2007, general and administrative expenditures totaled $1,540,677, compared to $1,349,172 for the same nine month period in the prior year.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended January 31, 2007 was salaries, benefits, consulting fees and recruitment costs for $231,031. The Company also incurred $93,719 for shareholder and investor relations expenses, and $47,310 for professional fees. The remaining expenditures were related to general operating costs. Increased expenditures compared to the prior nine month period ending January 31, 2007, were primarily to expansion of information technology costs and additional office space to build on the additional growth in the Company.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Jan. 31 2007	Oct. 31 2006	July 31 2006	April 30 2006
Revenue	$49,714	$31,367	$57,481	$62,533
Net loss	($4,574,578)	($3,164,869)	($1,996,432)	($2,183,169)
Net loss per share (basic and fully diluted)	($0.19)	($0.13)	($0.08)	($0.09)

	For the three month period ended Jan. 31 2006	Oct. 31 2005	July 31 2005	April 30 2005
Revenue	$69,609	$67,074	$73,050	$113,802
Net loss	($1,484,679)	($2,093,320)	($1,372,511)	($1,197,622)
Net loss per share (basic and fully diluted)	($0.06)	($0.09)	($0.06)	($0.05)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at January 31, 2007, cash and near cash investments totaled $17,452,267 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2007, the Company had working capital of $16,237,090 compared to $7,294,539 at April 30, 2006. Given the overall cash burn rate, the Company believes that it has sufficient cash reserves to operate for the next year with the assumption of no revenues.

FINANCING ACTIVITIES

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. This followed a previously issued Normal Course Issuer bid that expired on June 23, 2006. Pursuant to the second Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. During the three months ended January 31, 2007, no common shares were acquired. The total cost of this program including commissions for the nine months ended January 31, 2007 was $490,796. During the nine months ended

January 31, 2007, the Company acquired a total of 127,500 of its common shares combined with the initial Normal Course Issuer Bid that expired in June of 2006 and the current Normal Course Issuer Bid. These shares were repurchased at an average price of $6.01 for a total cost of $775,006 including commissions. All common shares repurchased by the Company were cancelled.

In January 2007, the Company sold and issued $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 ($10.40 U.S.) per share, subject to certain adjustments. The debentures initially have an eight percent interest rate payable semi-annually. Also issued were 408,647 accompanying warrants at an exercise price of $15.09 ($13.00 U.S.) per share, subject to certain adjustments. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until May 5, 2007.

In the nine months ended January 2007, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

In the three months ended January 2007, the Company received $34,640 from the exercise of 29,000 options varying in price from $1.16 to $1.20.

INVESTING ACTIVITIES

For the three months ended January 31, 2007, $76,650 was spent on property and equipment additions. Of this total, $47,809 was dedicated to tenant improvement costs for the laboratory expansion. In the nine months ended January 31, 2007, $205,442 has been incurred in total to complete the expanded lab facility. The remaining expenditures were for additional lab and computer equipment. For the three months ended January 31, 2006, property and equipment additions totaled $31,673.

Patent additions totaled $55,890 for the three months ended January 31, 2007, compared to $103,900 for the three months ended January 31, 2006. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at January 31, 2007:

Contractual Obligations	2008	2009	2010
Research contracts	$5,369,000	$756,000	$0
Operating leases	$168,484	$100,524	$44,024

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $407,880 and have been appropriately accrued in the financial statements.

NEW ACCOUNTING POLICY

Effective January 2007, costs incurred in obtaining convertible debenture financing, including warrants issued, agency fees, legal costs, and regulatory fees, have been capitalized to deferred financing costs. These costs are amortized on a straight-line basis over the three year term of the debt, beginning on January 4, 2007, when the financing was completed.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 14, 2007)

Authorized and Issued Share Capital

There were 24,098,031 common shares issued and outstanding for a total of $20,540,096 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	24,000	$1.16	7/15/08
Options	25,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	60,000	$6.97	9/13/07
Options	375,000	$7.23	10/6/10
Options	50,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Warrants	408,647	$15.09	1/4/11
Convertible debentures	1,634,607	$12.07	1/4/10
Total	5,340,454	$1.16 to $15.09	

In October, 2006, an amended stock option plan was approved by shareholders at the Company's annual general meeting. The plan was amended to comply with new guidance on Section 613 and Staff Notice #2006-0001 from the Toronto Stock Exchange. The amended plan provides for a detailed amendment procedure that requires security holder approval prior to certain changes being made to options. In addition, the amended plan has been approved as a 10% rolling plan that allows for a reservation of a number of Common

Shares under the plan to equal 10% of the Company's issued and outstanding Common Share on an undiluted basis. Provisions have also been added to make the amended plan a reloading plan, meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock option grants.

During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has subsequently been increased to the corresponding market price at the time the stock options were granted. The affected options amended were granted between March 2004 and March 2006 and the revised exercise price has been reflected in the description of options, warrants and convertible securities table.

On January 4, 2007, the Company issued an additional 235,000 share options to certain employees and key consultants. The issue price of the options was $14.16 per share, vesting 50% in 12 months and 50% in 24 months with a term expiring four years after the grant date.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***KELLY McNEILL, CHIEF FINANCIAL OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JANUARY 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 16, 2007

Signed "Kelly McNeill"

Kelly McNeill
Chief Financial Officer

35003

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JANUARY 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 16, 2007

signed "Donald J. McCaffrey"

Donald J. McCaffrey
President & Chief Executive Officer

www.resverlogix.com

35003

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Advances RVX-208 IND Program to Parallel Human Microdosing

Investigational New Drug (IND) will support clinical development

Calgary, AB March 20, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that favorable results from previously announced toxicology studies have enabled Resverlogix to advance development timing on their RVX-208 Investigational New Drug (IND) program. The official IND enabling studies are now being initiated and the IND is now targeted for submission during the 3rd quarter of 2007. With the advancement of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application to enable and support our clinical development program. Despite the advancement of this critical component, Resverlogix will continue the previously announced human microdosing program. The microdosing program will take place parallel to the IND program.

"I am very pleased that key toxicology milestones have been met because clinical staff have been so efficient and thorough in their preclinical reviews of RVX-208. The advancement of our IND program will also lead to the advancement of a Phase I program the timing which of will be updated in the 3rd quarter of 2007," stated Donald J. McCaffrey, President and CEO of Resverlogix Corp. "The advancement of these programs are a very important component of our Strategic Alternatives review program with UBS Securities. The Strategic Alternative analysis with UBS Securities is proceeding and we will continue to work closely with UBS Securities under the terms previously announced. We remain hopeful that a transaction will be concluded in 2007." Mr. McCaffrey added further, "With the recent failure of several competing atherosclerosis programs and our continued path of executed milestones the very successful ongoing results at Resverlogix, we are more convinced than ever that our continuing success is due to being focused on the right target, ApoA-I, for atherosclerosis and cardiovascular disease risk reduction. We have and plan on holding our worldwide lead in the Apo-AI research and development."

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

March 20, 2007

3. News Release

March 20, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced that favorable results from previously announced toxicology studies have enabled Resverlogix to advance development timing on their RVX-208 Investigational New Drug (IND) program. The official IND enabling studies are now being initiated and the IND is now targeted for submission during the 3rd quarter of 2007.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced that favorable results from previously announced toxicology studies have enabled Resverlogix to advance development timing on their RVX-208 Investigational New Drug (IND) program. The official IND enabling studies are now being initiated and the IND is now targeted for submission during the 3rd quarter of 2007. With the advancement of this critical component of the drug development program for RVX-208, the focus will shift toward completion of an Investigational New Drug (IND) application to enable and support our clinical development program. Despite the advancement of this critical component, Resverlogix will continue the previously announced human microdosing program. The microdosing program will take place parallel to the IND program.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

March 21, 2007

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Clinical Advisory Board Endorses RVX-208
IND, Phase I & Proof of Concept Clinical Development Plan

New Orleans, LO March 26, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce that in preparation for the Investigational New Drug (IND) submission to the Food and Drug Administration (FDA) and Phase I Clinical trial the Clinical Advisory Board met in New Orleans in conjunction with the American College of Cardiology meeting. Resverlogix's lead drug candidate, RVX-208, is a first-in-class ApoA-I/HDL elevating small molecule which is undergoing IND-enabling studies and phase 1 human clinical study preparations. The excitement surrounding RVX-208 is linked to its high capacity to increase plasma ApoA-I/HDL levels by increased production of the ApoA-I protein, a biological process termed "ApoA-I enhancement".

ApoA-I, the key cardioprotective protein of HDL, is by the life sciences industry deemed to be the most important target for reducing cardiovascular disease risk and death. Increasing ApoA-I/HDL is projected to supersede and complement standard of care treatment for cardiovascular disease. Based on a unanimous recommendation from the Clinical Advisory Board, following a review of safety, hamster and primate ApoA-I/HDL effect data, Resverlogix is moving forward aggressively with its IND, Phase I and proof of concept clinical program for RVX-208.

"We have accomplished a great deal of scientific progress over the past several months with our lead compound especially in characterization of the safety and efficacy in multiple animal models," stated Dr. Jan Johansson, Senior Vice President Clinical Affairs, Resverlogix. "We are very proud to develop this novel ApoA-I/HDL enhancing compound and appreciate the guidance by the esteemed Clinical Advisory Board including Drs. Bo Angelin, Phil Barter, Jacques Genest, Dan Rader and PK Shah. The committee supports the notion that ApoA-I enhancement (plasma ApoA-I/HDL increase by increased ApoA-I production) has the potential to substantially remove atherosclerosis from the blood vessels".

Dr. Daniel Rader, Associate Professor of Medicine and Director of Preventive Cardiology, University of Pennsylvania School of Medicine stated, "Few, if any, would doubt that increasing plasma ApoA-I/HDL by enhanced production would have beneficial effects on cardiovascular disease."

Cardiovascular disease (CVD) remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol") and several landmark clinical studies have demonstrated the protective role of ApoA-I against cardiovascular disease.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the main underlying cause of cardiovascular disease (CVD). The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for

the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

March 26, 2007

3. News Release

March 26, 2007 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that in preparation for the Investigational New Drug (IND) submission to the Food and Drug Administration (FDA) and Phase I Clinical trial the Clinical Advisory Board met in New Orleans in conjunction with the American College of Cardiology meeting.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix" or the "Company"), announced that in preparation for the Investigational New Drug (IND) submission to the Food and Drug Administration (FDA) and Phase I Clinical trial the Clinical Advisory Board met in New Orleans in conjunction with the American College of Cardiology meeting. Resverlogix's lead drug candidate, RVX-208, is a first-in-class ApoA-I/HDL elevating small molecule which is undergoing IND-enabling studies and phase 1 human clinical study preparations. The interest surrounding RVX-208 is linked to its high capacity to increase plasma ApoA-I/HDL levels by increased production of the ApoA-I protein, a biological process termed "ApoA-I enhancement".

ApoA-I, the key cardioprotective protein of HDL, is by the life sciences industry deemed to be the most important target for reducing cardiovascular disease risk and death. Increasing ApoA-I/HDL is projected to supersede and complement standard of care treatment for cardiovascular disease. Based on a unanimous recommendation from the Clinical Advisory Board, following a review of safety, hamster and primate ApoA-I/HDL effect data, Resverlogix is moving forward aggressively with its IND, Phase I and proof of concept clinical program for RVX-208.

Cardiovascular disease (CVD) remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol") and several landmark clinical studies have demonstrated the protective role of ApoA-I against cardiovascular disease.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

35003

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

March 27, 2007

END